HF FOODS GROUP INC. 6325 S RAINBOW BLVD. SUITE 420 LAS VEGAS, NV 89118

March 5, 2025
VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street, N.E. Washington, D.C. 20549

Attn:	Aamira Chaudhry
Lyn Shenk

Re:	HF Foods Group Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-38180

Dear Ms. Chaudhry and Mr. Shenk:
HF Foods Group Inc. (“HF Foods” or the “Company”), submits this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 23, 2025 (the “Comment Letter”) with respect to the Company’s Report on Form 10-K for the year ended December 31, 2023, filed with the Commission on March 26, 2024.
For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold below and provided our response below each comment.

Securities and Exchange Commission
March 5, 2025

Form 10-K for Fiscal Year Ended December 31, 2023

Management’s Discussion & Analysis
Results of Operations
EBITDA and Adjusted EBITDA, page 33
1.We note your response to our prior comment 1. Your response appears to focus on why you do not adjust for legal expenses incurred. However, it is not clear from your response why you did not adjust for the net gain of $10.0 million resulting from the settlement. Accordingly, we reissue our previous comment. Please tell us your consideration of non-GAAP C&DI 100.03, which prohibits adjusting for nonrecurring charges without also adjusting for non-recurring gains.
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has considered non-GAAP C&DI 100.03 in the preparation of its response. As disclosed in Note 16 - Commitments and Contingencies to the consolidated financial statements included in the Form 10-K for the Fiscal Year Ended December 31, 2023, the $10.0 million resulting from the settlement was recorded in distribution, selling, and administrative expense in the consolidated statement of operations as a recovery of previously recorded expenses related to the litigation. Expenses related to the litigation were incurred during the current period and prior periods and exceeded the $10.0 million recovery. The Company considered non-GAAP C&DI 100.03 which states that a non-GAAP measure can be misleading if the measure excludes charges, but does not exclude any gains. As the litigation expenses incurred were not excluded from our computation of Adjusted EBITDA in the current or prior periods, we did not adjust for the recovery of the expenses in our computation of Adjusted EBITDA.
In future filings, the Company will revise its presentation of Adjusted EBITDA to exclude the $10.0 million recovery and will include the following disclosure in its table reconciling net (loss) income to Adjusted EBITDA:
As discussed in Note 17 - Commitments and Contingencies to the consolidated financial statements in this Annual Report on Form 10-K, the Company recovered approximately $10.0 million related to the Settlement Agreement. The Company accounted for the settlement as a recovery of previously recorded expenses related to the litigation. The Company has adjusted for the $10.0 million recovery.

Consolidated Statements of Cash Flows, page 43
2.We note your response to our prior comment 2. Your book overdraft should not result in a financing activity on the cash flow statement because the transaction relates only

Securities and Exchange Commission
March 5, 2025

to a payment to a vendor, which is an operating activity. This is not similar to a bank overdraft which results in a borrowing from the bank, a financing activity. Your transaction does not appear to meet the definition of a financing activity. Refer to ASC 230-10-45-15, 45-17, and the glossary of ASC 230. Please revise accordingly.
Response: The Company advises the Staff that in order to manage and track vendor payments, each of the Company’s distribution centers utilize zero balance bank accounts which are ultimately attached to the Company’s line of credit via a sweep structure. The zero balance accounts receive funds from the line of credit when needed to cover debits. Accordingly, when vendor checks are presented for payment, the amount presented becomes payable under the Company’s line of credit. Additionally, vendor checks that the Company issued but that have yet been presented for payment result in book overdrafts.
In light of the Company’s bank account structure, the Company considered guidance published by PwC in their US Financial Statement Presentation Guide—Chapter 6: Statement of Cash Flows—updated March 2024 to determine the cash flow classification of the changes in the balances of the Company’s book overdrafts. Section 6.5.1.2 of this guide states that changes in book overdrafts should be presented as financing activities in the statement of cash flows if “a zero balance account is linked to a bank overdraft credit facility and checks presented for payment are immediately payable under the credit facility.” These book overdrafts would in substance be considered bank overdrafts.
As the Company’s book overdrafts resulted from a similar fact pattern and bank account structure presented in Section 6.5.1.2 of the PwC guide, the Company’s book overdrafts are in substance bank overdrafts and presented as financing activities in the statement of cash flows.
We acknowledge that there is diversity in practice regarding the presentation of changes in book overdrafts in the statement of cash flows. In reaching this conclusion, the Company also considered the following guidance:
•AICPA Technical Q&As Section 1300.15 which addresses overdrafts and states “The net change in bank overdrafts during the period is a financing activity in the statement of cash flows.”

•Deloitte’s Roadmap: Statement of Cash Flows (August 2024). Section 4.2.2 which states “we believe that if an entity is in a book overdraft position, it is acceptable for the entity to show the net change in the liability related to the book overdraft as either an operating or a financing activity in the statement of cash flows… The presentation of book overdrafts as either operating or financing is an accounting policy decision that the entity should apply consistently.”

•KPMG’s Statement of Cash Flows Handbook (September 2024) which states “an entity may elect to include changes in a book overdraft position as a reconciling item in the

Securities and Exchange Commission
March 5, 2025

reconciliation of net income to net cash flows from operating activities instead of cash flows from financing activities.”

•EY’s Financial Reporting Developments: Statement of Cash Flows (July 2024) which states “Book overdrafts, which relate to a temporary excess of outstanding checks in excess of funds on deposit in a particular account, are analogous to accounts payable and may be considered an element of cash flows from operating activities.”
After considering ASC 230 as well as guidance from the AICPA and other accounting firms, the Company previously determined the net changes to checks issued not presented for payment may be classified in the financing section of the statement of cash flows. The Company has consistently applied this presentation in its statement of cash flows.
The Company takes the Staff’s comment into account which notes that changes in book overdrafts should not result in a financing activity as it relates only to payments to vendors. As such, notwithstanding the accounting guidance noted above, the Company advises the Staff that in its future filings with the SEC, the Company will reclassify the presentation of the changes in book overdrafts from cash flows from financing activities to cash flows from operating activities in the statement of cash flows. The Company will include the following disclosure in the “Notes to Consolidated Financial Statements – 2. Significant Accounting Policies”:
Reclassifications
During 2024, the Company reclassified the presentation of checks issued not presented for payment from cash flows from financing activities to cash flows from operating activities in the consolidated statement of cash flows. Prior periods amounts were reclassified to conform to the current period presentation. The reclassification did not impact consolidated balance sheets or consolidated statements of operations and comprehensive income (loss).
The Company will also include the following disclosure in the “Notes to Consolidated Financial Statements – 2. Significant Accounting Policies – Cash and Cash Equivalents”:
Checks issued not presented for payment represent accounts at banks with an aggregate excess of the amount of outstanding checks over the cash balances and are presented in current liabilities in the consolidated balance sheets. The net changes to checks issued not presented for payment are presented in the operating section of the statement of cash flows.

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Securities and Exchange Commission
March 5, 2025

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me.

Respectfully Submitted,

/s/ Cindy Yao
Cindy Yao
Chief Financial Officer
HF Foods Group Inc.

cc:	Christine Chang
General Counsel and Chief Compliance Officer
HF Foods Group Inc.